Saskatchewan Wheat Pool

HEAD OFFICE 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL (306) 569-4411 FAX 569-4708

Exemption #: 82-5037

March 28, 2002

02028120

02 MAR 29 AM 8:47

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are:

1. A copy of a news release dated March 27, 2002, regarding Saskatchewan Wheat Pool's intent to sell it's interest in CanAmera Foods. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Director
Investor Relations and Communications

SUPPL

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 3/29

TSE ______

Saskatchewan Wheat Pool

For Immediate Release
March 27, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: **82-5037**

Saskatchewan Wheat Pool to sell CanAmera Foods

Saskatchewan Wheat Pool intends to sell its interest in CanAmera Foods, an oilseed crushing, refining and packaging operation, in which it holds 33.3%. The Pool and Agricore United, who together hold 50%, have signed a binding letter of agreement with the remaining partner, Central Soya of Canada Ltd. that will result in Central Soya becoming the sole owner. The disposition is expected to generate proceeds to the Pool of approximately $59 million.

The Pool's Chief Executive Officer, Mayo Schmidt says, "Historically, the majority of CanAmera's earnings were re-invested in CanAmera and not distributed to its shareholders. This transaction allows us to realize the equity we have built through our minority interest. It also eliminates the impact of earnings swings that can result from canola production declines or changes in world edible oil prices. We have maintained the existing canola supply agreement as well, providing an important marketing option for growers in western Canada."

The agreement is subject to regulatory approvals in Canada and the United States and is expected to close by July 31, 2002.

"With this transaction, we will have raised in excess of $200 million through non-core divestitures to pay down debt and to strengthen our balance sheet," adds Schmidt. "At the same time, we have reduced our requirements for securitization financing by up to $200 million and are on track to exceed this year's cost reduction target of $35 million. We have committed to these important objectives on behalf of our shareholders to improve our financial flexibility and position the company for sustained profitability. We intend to further strengthen the contributions from our core operations, which include strategically located grain handling and marketing facilities supported by a wide range of agri-products and agronomic services, prime export capabilities, fertilizer manufacturing and valued-added production, processing and milling operations."

Any loss on sale will be dependent upon CanAmera's earnings to the closing date, however, it is not expected to exceed $1 million on an after-tax basis.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, please contact:

Colleen Vancha, Director
Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4782